                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO.   )

                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           LAYNE CHRISTENSEN COMPANY

                                (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)

                                  521050 10 4
                                 (CUSIP number)

                               EDWARD A. GILHULY
                              KKR ASSOCIATES, L.P.
                               MARLEY G.P., INC.
                       C/O KOHLBERG KRAVIS ROBERTS & CO.
                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 750-8300

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                PETER F. KERMAN
                                Latham & Watkins
                                 75 Willow Road
                          Menlo Park, California 94025
                                 (415) 328-4600

                                August 13, 1997

            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following page)

                              (Page 1 of   Pages)

                                  SCHEDULE 13D

CUSIP NO. 521050 10 4                                          PAGE 2 OF   PAGES

    1      NAME OF REPORTING PERSON

           KKR ASSOCIATES, L.P.
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) / /

           (B) /X/
    3      SEC USE ONLY
    4      SOURCE OF FUNDS

           OO
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                         / /
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

                        7      SOLE VOTING POWER

                               2,067,000 SHARES OF COMMON STOCK
    NUMBER OF
      SHARES
   BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY
                               -0- SHARES OF COMMON STOCK
       EACH
    REPORTING           9      SOLE DISPOSITIVE POWER
      PERSON
                               2,067,000 SHARES OF COMMON STOCK
       WITH
                       10      SHARED DISPOSITIVE POWER

                               -0- SHARES OF COMMON STOCK

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,067,000 SHARES OF COMMON STOCK
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES      / /
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.7%
   14      TYPE OF REPORTING PERSON

           PN

                                  SCHEDULE 13D

CUSIP NO. 521050 10 4                                          PAGE 3 OF   PAGES

    1      NAME OF REPORTING PERSON

           MARLEY G.P., INC.
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) / /

           (B) /X/
    3      SEC USE ONLY
    4      SOURCE OF FUNDS

           OO
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                         / /
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                        7      SOLE VOTING POWER

                               53,436 SHARES OF COMMON STOCK
    NUMBER OF
      SHARES
   BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY
                               -0- SHARES OF COMMON STOCK
       EACH
    REPORTING           9      SOLE DISPOSITIVE POWER
      PERSON
                               53,436 SHARES OF COMMON STOCK
       WITH
                       10      SHARED DISPOSITIVE POWER

                               -0- SHARES OF COMMON STOCK

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           53,436 SHARES OF COMMON STOCK
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES      / /
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .5%
   14      TYPE OF REPORTING PERSON

           CO

ITEM 1. SECURITY AND ISSUER.

    This Schedule 13D ("Schedule 13D") relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Layne Christensen Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1900 Shawnee Mission Parkway, Mission Woods, Kansas 66205.

ITEM 2. IDENTITY AND BACKGROUND.

    This Schedule 13D is being filed jointly by (i) KKR Associates, L.P., a New York limited partnership ("KKR Associates"), and (ii) Marley G.P., Inc., a Delaware corporation ("Marley"). KKR Associates and Marley are collectively referred to herein as the "Reporting Persons." The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

    Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward
A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott M. Stuart are the general partners of KKR Associates. The principal occupation or employment of each of Messrs. Kravis and Roberts is as a managing member of KKR & Co. L.L.C. ("KKR & Co."), which is the general partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), a private investment firm. The addresses of KKR & Co. and KKR are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The principal occupation or employment of each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly is as a member of KKR & Co.

    The directors of Marley are as follows: George R. Roberts and Edward A. Gilhuly. The executive officers of Marley are as follows: the President is Salvatore J. Badalamenti, whose principal occupation or employment is as the Chief Financial Officer of KKR; the Treasurer is Edward A. Gilhuly, whose principal occupation or employment is as a member of KKR & Co.; and the Vice President is George R. Roberts, whose principal occupation or employment is as a managing member of KKR & Co. The stockholders of Marley are (i) certain past and present general and limited partners of KKR Associates, (ii) certain past and present employees of KKR and (iii) partnerships and trusts for the benefit of the families of such partners and employees.

    Marley Holdings, L.P. ("Holdings") is a Delaware limited partnership, the sole general partner of which is Marley and the limited partners of which include, among others, (i) Marley Associates, a New York limited partnership;
(ii) Marley Partners, L.P., a Delaware limited partnership; (iii) KKR Partners, a New York limited partnership (the entities named in (i)--(iii) are collectively referred to herein as the "Partnerships"); and (iv) KKR Associates. The sole general partner of each of the Partnerships is KKR Associates.

    The address of the principal business and principal office of each of the Reporting Persons, Holdings and each of the Partnerships is 9 West 57th Street, Suite 4200, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of Messrs. Kravis, Raether, Tokarz, Golkin, Robbins, Stuart and Badalamenti is 9 West 57th Street, Suite 4200, New York, New York, 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

    The principal business of KKR Associates is investing, directly or indirectly through partnerships or other entities, in the Company and other issuers. The principal business of Marley is investing, directly or indirectly, in securities of the Company and, potentially, other issuers. Immediately prior to the Distribution (as defined in Item 3 below), the principal business of Holdings and each of the Partnerships was investing, directly or indirectly, in securities of the Company.

    Neither of the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    Neither of the Reporting Persons, nor, to the best of their knowledge, any of the other persons named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins, Stuart and Badalamenti is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    In August 1992, Holdings acquired 4,649,658 shares of Common Stock in a spin-off transaction (the "Spin-Off") by The Marley Company (the former parent of the Company), effected immediately prior to the Company's initial public offering of Common Stock. In November 1996, Holdings distributed to two withdrawing limited partners, on a pro rata basis, an aggregate of 41,672 shares of Common Stock.

    On August 13, 1997 Marley Holdings, L.P. held 4,607,986 shares of Common Stock and distributed all of such shares on a pro rata basis to its partners (the "Distribution"). Pursuant to the Distribution, KKR Associates and Marley acquired 2,067,000 shares and 53,436 shares, respectively, of Common Stock. Also pursuant to the Distribution, Marley Associates, Marley Partners, L.P. and KKR Partners acquired 1,265,596 shares, 378,989 shares and 219,351 shares, respectively, of Common Stock, all of which were sold in the Offering (as defined in Item 5 below).

ITEM 4. PURPOSE OF TRANSACTION

    Holdings acquired its shares of Common Stock in the Spin-Off for investment purposes.

    Each of the Partnerships acquired its shares of Common Stock pursuant to the Distribution for purposes of selling such shares in the Offering (as defined in Item 5 below).

    The Reporting Persons acquired the shares of Common Stock reported hereby pursuant to the Distribution for investment purposes. The Reporting Persons intend to review continuously their equity position in the Company and, depending upon price and availability, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decide to increase, decrease or maintain the size of their investments in the Company.

    Except as described herein and in Item 6 below, neither of the Reporting Persons, nor to the best of their knowledge, any of the other persons named in
Item 2, has any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

    On August 13, 1997, pursuant to the Distribution, Holdings distributed all of its shares of Common Stock on a pro rata basis to its partners. Prior to the Distribution, Holdings, acting through its sole general partner Marley, had the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock held by Holdings.

    On August 13, 1997, pursuant to the Distribution, Marley Associates, Marley Partners, L.P. and KKR Partners acquired 1,265,596 shares, 378,989 shares and 219,351 shares, respectively, of Common Stock, all of which were sold in the Offering (as defined below). Subsequent to the Distribution and prior to the Offering, each of the Partnerships, acting through its sole general partner KKR Associates, had the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock held by such Partnership.

    KKR Associates and Marley own 2,067,000 and 53,436 shares of Common Stock, respectively, all of which were acquired by such Reporting Persons pursuant to the Distribution. Such share amounts represent 17.7% and .5%, respectively, of the 11,700,522 shares of Common Stock reported by the Company to be outstanding as of August 14, 1997 (as set forth in the Company's Prospectus dated August 14, 1997 (the "Prospectus") filed with the Securities and Exchange Commission on August 14, 1997 pursuant to Rule 424(b) of the Securities Act of 1933, and giving effect to the exercise of the Company's over-allotment option granted to the underwriters in connection with the offering of Common Stock by the Company and certain selling stockholders made by such Prospectus (the "Offering")).

    KKR Associates, acting through its general partners, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the 2,067,000 shares reported hereby. Each of Messrs. Kravis and Roberts, as general partners and members of the Executive Committee of KKR Associates, and each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Gilhuly, Golkin, Robbins and Stuart, as general partners of KKR Associates, may be deemed to beneficially own such 2,067,000 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above is the beneficial owner of such 2,067,000 shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

    Marley has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the 53,436 shares reported hereby. George R. Roberts and Edward A. Gilhuly are each a director, executive officer and stockholder of Marley. Messrs. Roberts and Gilhuly are also general partners of KKR Associates. KKR Associates does not have the power to vote or dispose of the shares of Common Stock owned by Marley. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in
Item 2 above is the beneficial owner of such 53,436 shares for purposes of
Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

    The Reporting Persons may be deemed to be a group in relation to their respective investments in the Company. The Reporting Persons do not affirm the existence of a group.

    Except as described in this Item 5, there have not been any transactions in the shares of Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Amendment No. 2.

    Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by KKR Associates and Marley, respectively.

    Prior to the Distribution, Holdings and Marley (as the general partner of Holdings) filed reports with respect to their ownership of Common Stock on a
Schedule 13G. As a result of the Distribution, Holdings no longer owns any shares of Common Stock and thus is not required to report pursuant to Section 13 of the Exchange Act, and Marley will report its holdings on this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

    Prior to the Distribution, Holdings was party to a Stockholders Agreement dated as of December 28, 1995 (the "Stockholders Agreement") with the Company and certain stockholders (the "Other Stockholders") of the Company who received shares of Common Stock in a merger transaction between the Company and Christensen Boyles Corporation (the "Merger"). Pursuant to the Stockholders Agreement, the Other Stockholders agreed to vote their shares of Common Stock received in the Merger through December 2001 for a board of directors of the Company consisting of five directors and the election as directors of four individuals designated by Holdings; and for such period as certain of the Other Stockholders (the "Core Other Stockholders") owned at least 10% of the issued and outstanding Common Stock, Holdings agreed to vote for the board designee of the Core Other Stockholders. In addition, in the Stockholders Agreement Holdings received from the Other Stockholders certain rights of first refusal with respect to their sale of shares of Common Stock. According to the Prospectus, of the approximately 1,500,000 shares of Common Stock held by the Other Stockholders as of June 1, 1997, approximately 725,000 were sold in the Offering. Furthermore, following the Offering, as reported in the Prospectus, the Core Other Stockholders own less than 10% of the Company's issued and outstanding Common Stock. As of August 13, 1997, and in accordance with the Stockholders Agreement, Holdings assigned its rights under the Stockholders Agreement to Marley.

    Prior to the Distribution, Holdings was also a party to a Registration Rights Agreement dated as of November 30, 1995 (the "Registration Rights Agreement") with the Company whereby the Company granted Holdings certain demand and piggyback registration rights with respect to the shares of Common Stock held by Holdings. As of August 13, 1997, the Registration Rights Agreement was amended by the Company and Holdings to clarify the implementation of certain provisions thereof subsequent to the Distribution and the closing of the Offering. As a result, the Reporting Persons have the same registration rights under the Registration Rights Agreement that Holdings had thereunder prior to the Distribution.

    In connection with the Offering, KKR Associates, Marley and Mr. Gilhuly entered into a lock-up agreement with the underwriters for the Offering pursuant to which each agreed not to sell, transfer or otherwise dispose of any shares of Common Stock for a period of 90 days after August 14, 1997.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

       1.  Joint Filing Agreement dated as of August 25, 1997.

       2.  Stockholders Agreement dated as of December 28, 1995 among the Company, Marley Holdings,
           L.P., Greylock Investments Limited Partnership and the Other Stockholders Signatory
           Thereto (filed with the Company's Annual Report on Form 10-K for the fiscal year ended
           January 31, 1996 (File No. 0-20578), as Exhibit 10(18) and incorporated herein by reference).

       3.  Assignment of Stockholders Agreement dated as of August 13, 1997.

       4.  Registration Rights Agreement dated as of November 30, 1995 between the Company and
           Marley Holdings, L.P. (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(17) and
           incorporated herein by reference).

       5.  Amendment to Registration Rights Agreement dated as of August 13, 1997.

       6.  Form of Lock-Up Agreement.

                                   SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                KKR ASSOCIATES, L.P.

                                By:  /s/ MICHAEL W. MICHELSON
                                     ------------------------------------------
                                     Name: Michael W. Michelson
                                     Title: General Partner

                                MARLEY G.P., INC.

                                By:  /s/ SALVATORE J. BADALAMENTI
                                     ------------------------------------------
                                     Name: Salvatore J. Badalamenti
                                     Title: President

Dated: August 25, 1997

                                  EXHIBIT LIST

1.         Joint Filing Agreement dated as of August 25, 1997.

2.         Stockholders Agreement dated as of December 28, 1995 among the Company, Marley Holdings,
           L.P., Greylock Investments Limited Partnership and the Other Stockholders Signatory
           Thereto (filed with the Company's Annual Report on Form 10-K for the fiscal year ended
           January 31, 1996 (File No. 0-20578), as Exhibit 10(18) and incorporated herein by reference).

3.         Assignment of Stockholders Agreement dated as of August 13, 1997.

4.         Registration Rights Agreement dated as of November 30, 1995 between the Company and
           Marley Holdings, L.P. (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(17) and
           incorporated herein by reference).

5.         Amendment to Registration Rights Agreement dated as of August 13, 1997.

6.         Form of Lock-Up Agreement.